UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

    Information Statement Pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                           DIAL CORP
                        (Name of Issuer)


                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)




                           25247D101
                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25247D101


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  L.P.  04-3276558



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
7,415,060



7.
SOLE DISPOSITIVE POWER
5,362,160



8.
SHARED DISPOSITIVE POWER
2,052,900



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,415,060


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.81%


12.
TYPE OF REPORTING PERSON*
IA


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 25247D101


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  Inc.  04-3276549



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
7,415,060



7.
SOLE DISPOSITIVE POWER
5,362,160



8.
SHARED DISPOSITIVE POWER
2,052,900



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,415,060


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.81%


12.
TYPE OF REPORTING PERSON*
CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)Name of Issuer:
                    Dial Corp

   1(b)  Address of Issuer's Principal Executive Offices:
                    15501 North Dial Blvd.
                    Scottsdale, AZ 85260-1619

Item 2(a)           Name of Person Filing:
                    Harris Associates L.P. ("Harris")
                    Harris Associates Inc. ("General Partner")

   2(b)  Address of Principal Business Office or, if none,
         Residence:
                    Both Harris and the General Partner maintain their principal offices at:

                    Two North LaSalle Street, Suite 500
                    Chicago, IL 60602-3790

   2(c)  Citizenship:
                    Harris is a Delaware limited partnership.
                    The General Partner is a Delaware
                    corporation.

   2(d)  Title of Class of Securities:
                    Common Stock, $0.01 Par Value (the "Shares")

   2(e)  CUSIP Number:
                    25247D101

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4   Ownership (at December 31, 2001):

   4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:
                    7,415,060 shares

   4(b)  Percent of Class:
                    7.81%

   4(c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:
                    None

         (ii)   shared power to vote or to direct the vote:
                    7,415,060

         (iii)  sole power to dispose or to direct the
                disposition of:
                    5,362,160

         (iv)   shared power to dispose or to direct the
                disposition of:
                    2,052,900

Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advise in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the "Trust"), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The Trust, through its various series, owns 2,052,900 Shares, which are included as Shares over which Harris has shared voting and dispositive power, and thus, as Shares beneficially owned by Harris because of Harris' power to manage the Trust's investments.

Item 5   Ownership of Five Percent or Less of a Class:
         Not Applicable.

         Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:
                  Not Applicable.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable.

         Item 8   Identification and Classification of Members of the
         Group:
                  Not Applicable.

         Item 9   Notice of Dissolution of Group:
                  Not Applicable.

         Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 29, 2001



                      Harris Associates, Inc., for itself and, as general partner of Harris Associates L.P.





                      By:/s/ Margaret K. McLaughlin
                      Margaret K. McLaughlin
                      Senior Counsel

                      HARRIS ASSOCIATES L.P.
               Two North LaSalle Street, Suite 500
                   Chicago, Illinois 60602-3790



                                   January 29, 2001


Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:  Filing Desk, Stop 1-4

   Re:   Amendment No. 1 to Schedule 13G
         for Dial Corp.



Dear Sir or Madam:

   On behalf of Harris Associates L.P. ("Harris") and Harris Associates, Inc., Harris' sole general partner, and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. 1 to Schedule 13G for Dial Corp.

   A copy of this filing has been forwarded to the principal executive offices of Dial Corp.


                                   Very truly yours,

                                   /s/ SUSAN L. KEHOE


                                   Susan L. Kehoe
                                   Legal Assistant



Attachment